SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                            FORM 8-A

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(B) OR (G) OF THE
                SECURITIES EXCHANGE ACT OF 1934


                      SIERRA TAHOE BANCORP
   ---------------------------------------------------------
     (Exact name of registrant as specified in its charter)


California                                    68-0091859
--------------------------------------------------------------
State of Incorporation                 IRS Employer ID Number


10181 Truckee-Tahoe Airport Road, Truckee, California    96160
---------------------------------------------------------------
Address of registrant's principal executive office     Zip Code

Securities to be registered pursuant to Section 12(b) of the Act:
                              None
     ------------------------------------------------------
                        (Title of Class)


Securities to be registered pursuant to Section 12(g) of the Act:

                Preferred Stock Purchase Rights
     ------------------------------------------------------
                        (Title of Class)

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED On December 21, 1995, the Board of Directors of Sierra Tahoe
Bancorp ("Company") declared a dividend of one preferred share purchase right ("Right") for each outstanding share of common stock, no par value ("Common Stock"), of the Company. The dividend is payable on January 16, 1996 ("Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value ("Preferred Stock"), of the Company at a price of $40 per one one-hundredth of a share of Preferred Stock ("Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of January 16, 1996 ("Rights Agreement") between the Company and American Stock Transfer & Trust Co., as Rights agent ("Rights Agent").

    Initially, the Rights will be attached to all certificates representing Common Stock then outstanding, regardless of whether any such certificates have a copy of this Summary of Rights attached thereto, and no separate Right Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that, without the prior consent of the Board of Directors, a person or group of affiliated or associated persons ("Acquiring Person") have acquired beneficial ownership of 10% or more of the outstanding Common Stock ("Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding Common Stock.

    The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date.
The Rights will expire on January 16, 2006 ("Final Expiration
Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

    The Purchase Price payable, and the number of Preferred
Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

    The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or a subdivision, consolidation or combination of the Common Stock occurring, in any such case, prior to the Distribution Date.

    Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

    Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential dividend payment of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100.00 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

    In the event that any person becomes the beneficial owner of 10% or more of the Common Stock of the Company, ten (10) days thereafter ("Flip-In Event") each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price of the Right, Common Stock (or, in certain circumstances, a combination of cash, other property, Common Stock or other securities) which has a value of two times the Purchase Price of the Right (such right being called the "Flip-In Right"). In the event that the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation or in the event that 50% or more of its assets or earning power is sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, common stock of the acquiring entity which has a value of two times the Purchase Price of the Right. Upon the occurrence of the Flip-In Event, any Rights that are or were at any time owned by an Acquiring Person shall become null and void insofar as they relate to the Flip-In Right.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 50% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 10% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

    At any time prior to the earlier to occur of (i) the tenth day after the Stock Acquisition Date (or as extended by the Board of Directors not to exceed 30 days), or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right ("Redemption Price"). The redemption shall be effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Additionally, the Board of Directors may, following the Stock Acquisition Date, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price providing that either (a) the Acquiring Person reduces his beneficial ownership to less than 10% of the voting power of the Company in a manner which is satisfactory to the Directors and there are not other Acquiring Persons, or (b) such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or any person who was an Acquiring Person. The redemption of Rights described in the preceding sentence shall be effective only after ten (10) business days prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    Until a Right is exercised, the holder of a Right will not, by reason of being such a holder, have rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    The terms of the Rights may be amended by the Board of Directors of the Company in any manner without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

    As of January 3, 1996, there were 2,592,419 shares of Common Stock issued and outstanding (including treasury shares), 468,052 shares reserved for issuance under employee stock option plans and 1,000,000 shares reserved for issuance upon conversion of the Company's 8 1/2% Convertible Subordinated Debentures due February 1, 2004 ("Convertible Debentures"). Each outstanding share of Common Stock on January 16, 1996 will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right for each share of Common Stock issued between the Record Date and the Distribution Date (including shares issued upon conversion the Convertible Debentures) so that all such shares will have attached Rights. As provided above, however, upon and following the occurrence of the Flip-In Event, any such Rights that are or were at any time owned by an Acquiring Person shall become null and void insofar as they relate to the Flip-In Right. There will be 200,000 shares of Preferred Stock reserved for issuance upon exercise of the Rights.

    The Rights Agreement is designed to protect shareholders in the event of an unsolicited attempt to acquire the Company for an inadequate price and to protect against abusive practices that do not treat all shareholders equally such as, among others, partial and two-tier tender offers, coercive offers, and creeping stock accumulation programs. Such practices can pressure stock holders into tendering their investments prior to realizing the full value or total potential of such investments. The Rights Agreement is intended to make the cost of such abusive practices prohibitive and create an incentive for a potential acquiror to negotiate in good faith with the Board. The Rights Agreement is not intended to, and will not, prevent all unsolicited offers to acquire the Company. If an unsolicited offer is made, and the Board determines that it is fair and in the best interest of the Company and its shareholders, then, pursuant to the terms of the Rights Agreement, the Board has the authority to redeem the Rights and permit the offer to proceed. Essentially, the Rights Agreement will provide the Board with sufficient opportunity to evaluate the fairness of any unsolicited offer and the credibility of the bidder, and will therefore enable the Board to represent the interests of all shareholders more effectively. Of course, in deciding whether to redeem the Rights in connection with any unsolicited offer, the Board will be bound by its fiduciary obligations to act in the best interests of the Company and its shareholders.

    A copy of the Rights Agreement is filed with the Securities and Exchange Commission as an Exhibit to this Registration
Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2.   EXHIBITS.

4.  Rights Agreement between Sierra Tahoe Bancorp and American
    Stock Transfer & Trust Co. dated as of January 16, 1996, including exhibits.

28.  Press release issued by the Company on December 27, 1995.

                 SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934 Sierra Tahoe Bancorp has caused this registration statement to be signed on its behalf by the undersigned duly authorized person.


Date:    January 3, 1996          Sierra Tahoe Bancorp

                             By:  William T. Fike

                              /s/ William T. Fike
                             Its President and Chief Executive
                             Officer